UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | LAKE CHARLES CHEMICALS COMPLEX (LCCC) STATUS UPDATE, PRODUCTION AND SALES METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

LAKE CHARLES CHEMICALS COMPLEX (LCCC) STATUS UPDATE, PRODUCTION AND SALES METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

LAKE CHARLES CHEMICALS COMPLEX (LCCC) STATUS UPDATE

On 27 August 2020, Hurricane Laura made landfall near Sasol´s Lake Charles Chemicals Complex (including Lake Charles Chemicals Project) in Southwest Louisiana. Sasol was making significant progress towards a restart of the LCCC facilities, which had to be suspended as a precautionary measure due to Hurricane Delta. Hurricane Delta made landfall on 9 October 2020.

Preliminary assessments indicated no further damage caused by Hurricane Delta, and we are also pleased to report that our employees have safely resumed their duties. The availability of sufficient industrial-level power from the local provider has resulted in the commencement of a coordinated startup of the complex. The impact of Hurricane Laura on the total net saleable tons of our North American Operations was approximately 170 kilotons in quarter one of financial year 2021.

Seven chemical manufacturing units have returned to operation and all remaining units which were operating prior to Hurricane Laura are expected to return to operation by end October 2020. Commissioning activities of our Low Density Polyethylene unit have resumed, and beneficial operation is still trending towards end October 2020.

Sasol will continue to support its employees and the local community impacted by the hurricanes with relevant resources and assistance.

PRODUCTION AND SALES METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

Sasol has published its production and sales performance metrics for the three months ended 30 September 2020, on the Company´s website at www.sasol.com, under the Investor Centre section or via this URL: https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

A business outlook for Sasol North America is also provided in the Business Performance Metrics report.

INVESTOR CONFERENCE CALL

Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Paul Victor, will host a conference call via webcast (https://www.corpcam.com/Sasol22102020) at 15:30 (SA time) on 22 October 2020.

22 October 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Company Secretary